Exhibit 3.1

AMENDMENT

TO

AMENDED AND RESTATED BYLAWS
OF
VIVEVE MEDICAL, INC.

The Amended and Restated Bylaws (the “Bylaws”) of Viveve Medical, Inc., a Delaware corporation (the “Company”) were amended by a resolution adopted by the board of directors of the Company on June 15, 2021 as follows:

The first sentence of Article I, Section 5 of the Bylaws is hereby deleted in its entirety and replaced with the following: “At least one-third (1/3) of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at any meeting of stockholders.”